EXHIBIT 11.1

Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information

Years ended December 31, 2003, 2002 and 2001

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Net loss applicable to common stock	$(47,216,000)	$(36,693,000)	$(108,999,000)

Weighted average common shares outstanding	102,686,780	101,089,215	98,566,949
Shares issuable upon exercise of stock options	—	—	—
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	102,686,780	101,089,215	98,566,949

Net loss per common share basic and diluted	$(0.46)	$(0.36)	$(1.11)

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2003, 2002 and 2001 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Net loss applicable to common stock	$(47,216,000)	$(36,693,000)	$(108,999,000)
Income impact of assumed conversions	7,718,327	9,207,188	9,207,188

Loss available to common shareholders plus assumed conversion	$(39,497,673)	$(27,485,812)	$(99,791,812)

Weighted average common shares outstanding	102,686,780	101,089,215	98,566,949
Shares issuable upon exercise of stock options	360,578	546,242	617,855
Incremental shares from convertible debt	6,365,931	6,216,210	6,216,210

Weighted average common shares plus dilutive potential common shares	109,413,289	107,851,667	105,401,014

Net loss per common share	$(0.36)	$(0.25)	$(0.95)